UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- Form C: Offering Statement
- Form C-U: Progress Update
- Form C/A: Amendment to Offering Statement

    Check box if Amendment is material and investors must reconfirm within five business days.

- X Form C-AR: Annual Report
- Form C-AR/A: Amendment to Annual Report
- Form C-TR: Termination of Reporting

Name of issuer

Charron Favreau LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
California

Date of Organization
08/12/2011

Physical Address of issuer
4682 Calle Bolero, Unit B, Camarillo, CA 93012

Website of issuer
www.chareau.us

Current Number of Employees
9

	Most recent fiscal year-end:	**Prior fiscal year-end:**
Total Assets:	$587,181.00	$308,323.00
Cash & Cash Equivalents:	($28,707.00)	($3,434.00)
Accounts Receivable:	$29,226.00	$32,430.00
Short-term Debt:	$56,393.00	$34,208.00
Long-term Debt:	$1,186,005.00	$250,846.00
Revenues/Sales:	$415,763.00	$282,237.00
Cost of Goods Sold:	$190,981.00	$94,037.00
Taxes Paid:	$0.00	$0.00
Net Income:	($697,798.00)	($207,479.00)

February 9, 2019

Form C-AR

Charron Favreau LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR") is being furnished by Charron Favreau LLC, a California Limited Liability Company (the "Company," as well as references to "we, " "us, " or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.crowfall.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities, or 5) the liquidation or dissolution of the Company in accordance with state law.

The date of this Form C-AR is February 9, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure
This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-Aris accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Charron Favreau LLC (the "Company) is a California Limited Liability Company, formed on August 12, 2011.

The Company is located at 4682 Calle Bolero, Unit B, Camarillo, CA 93012.

The Company's website is www.chareau.us.

The information available on or through our website is not a part of this Form C-AR.

BUSINESS

Description of the Business

We develop, produce, and market craft spirits

Business Plan

For a description of our business and our business plan, please refer to the attached Appendix A, Business

History of the Business

The company was founded in 2011 by Kurt Charron.

The Company's Products and/or Services

The primary product offering is Chareau, an all-natural aloe vera liqueur.

Distribution

Our product is sold to third-party distributors, including state-run alcohol divisions, who then sell the product to retailers. We support the sales efforts by presenting the product and educating on and off-premise retailers.

Competition

Our competition consists of both large suppliers and independent craft distillers who produce liqueurs and cordials. Some of the products include St. Germain, Chambord, and Giffard.

Supply Chain and Customer Base

Our raw materials consist of aloe vera, cucumber, grapes, lemon peel, mint, melon, sugar, water, glass bottles, carboard boxes, corks, and labels. We source fresh ingredients from local California based suppliers, and pricing can fluctuate from season to season. Our packaging comes from large suppliers that may offer quantity discounts as we continue to grow.

Intellectual Property and Research and Development

The Company's intellectual property includes trademarks, recipes, and trade secrets.

Real Property

Address: 4682 Calle Bolero, Unit B, Camarillo, CA 93012
Own or Lease: Lease
Description: Production and office space

Governmental/Regulatory Approval and Compliance

There are extensive local, state, and federal laws and regulations relating to the production, sale, and consumption of alcohol. We remain in compliance with any regulations directly affecting our business.

Litigation

None.

DIRECTORS OF THE COMPANY

Director	Principal Occupation	Main Employer	Year Joined as Director
Kurt Charron	Managing Member	Chareau	2011

For three years of business experience, refer to Appendix B: Director & Officer Work History.

OFFICERS OF THE COMPANY

Officer	Positions Held	Year Joined
Kurt Charron	President	2011
Kurt Charron	Managing Member	2011

For three years of business experience, refer to Appendix B: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Kurt Charron	600000.0 Common Units	42.86
Aimee Garcia	324000.0 Common Units	23.14%

RISK FACTORS

Prospective investors, prior to making an investment in the securities of our company, should carefully consider, among others, the following risk factors:

Risks Related to Our Business Generally

We have limited working capital and may need to raise additional capital in the future.

Our capital needs in the future will depend upon factors such as our rate of growth, inventory requirements, market acceptance of our products and any other new products we launch, the success of our independent distributors and our production, marketing and sales costs. None of these factors can be predicted with certainty. We may need substantial additional debt or equity financing in the future for which we currently have no commitments or arrangement.

We cannot assure you that any additional financing, if required, will be available or, even if it is available that it will be on terms acceptable to us. If we raise additional funds by selling units, the ownership of our existing shareholders will be diluted. Any inability to obtain required financing could have a material adverse effect on our business, results of operations and financial condition.

We expect to encounter risks and difficulties in sales and acceptance of our products frequently faced by early stage companies in rapidly evolving markets.

We face all of the risks and uncertainties encountered by a young business. You must consider our prospects in light of the risks, expenses, and difficulties frequently encountered by companies in a alcoholic beverage or spirits manufacturing, importing, and wholesaling business. Demand and market acceptance for recently introduced products are subject to a high level of uncertainty and risk. Further, it is difficult to predict the market's future growth rate. The alcoholic beverage and spirits market is large, with the specialty organic segment comprised of many vendors. Our products are attempting to create a niche in the industry, and may not achieve or sustain market acceptance. To address these risks, we must, among other things, maintain and expand our customer base; implement and successfully execute our business and marketing strategy; implement and upgrade the technology and systems that we use to process client and customer transactions and payments; respond to competitive developments; and attract, retain, and motivate qualified personnel. We cannot assure that we will successfully address these risks, and failure to do so could have a negative impact on our business, operating results and financial condition.

Failure to raise capital in a timely manner will constrain our growth.

Our projected growth requires us to execute our business plan to develop our brand, build our infrastructure and enhance our employee base, all of which require capital. If we experience difficulty or delays in raising the funds we need, it may delay our ability to execute our business plan. Additional future delays in obtaining funding may be caused by a combination of factors, including a general slow down in funds available for private companies, stock market corrections that diminish the available capital pool, and our own inability to satisfy investment expectations of investors and the venture capital community about the value of investing in our industry, in general, and an investment in our securities, in particular. Future delays in obtaining funding in a timely manner will constrain or prevent our growth.

We are at risk because we do not have a diversified merchandise mix.

The great majority of our assets will be committed to developing and marketing a line of products in a single industry under a single brand. Accordingly, because we have few other assets or product lines that could spread the risk of investment, our profitability will depend on the success of our sales of products under our brand name and related product names. We may, at any time, elect to discontinue use of the Chareau brand name or change our products, services, or concepts.

We have a name and logo that are not well known.

Our ability to sell our products depends on the ready acceptance by the consuming public of a trade/brand name and logo and names and logos of its new products. Competitors have developed well-known trade/brand names and logos that have, and may continue to have, superior recognition in the relevant marketplace. There can be no assurance that our products will be well received by the consuming public and relevant markets.

Seasonality may cause cash flow to vary from quarter to quarter.

Seasonal factors typically influence retail demand for food products, which would impact sales through our direct and distributor customers, subsequently impacting our quarterly revenues and cash flows.

We expect our quarterly operating results to fluctuate.

We expect to experience significant fluctuations in future quarterly operating results due to a variety of factors, many of which are outside our control. As a result, quarterly comparisons of our operating results are not necessarily meaningful and investors should not necessarily rely on the results of one quarter as an indication of our future performance. Factors that may negatively affect our quarterly operating results include:

• frequency of repeat purchases by customers;
• our ability to attract and retain talented sales employees;
• the announcement or introduction of new or enhanced products by us or our competitors;
• changes in our pricing policies or the pricing policies of our competitors; and
• the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations, and infrastructure.

Our quarterly gross margins also may be impacted by a number of different factors, including the mix of product revenues and the cost fluctuation of various product ingredients. Because our lack of operating history and the rapidly evolving nature of our industry make forecasting quarterly operating results difficult, we base our expenses in large part on our operating plans and future revenue projections. Most of our expenses are fixed in the short term, and it may be difficult to quickly reduce spending if revenues are lower than projected. Therefore, any significant shortfall in revenues would likely have an immediate and negative impact on our business, operating results, and financial condition.

Our growth is dependent on the successful introduction of new products not well known in our markets, and we have limited access to independent market research.

Products made with Aloe are relatively new to the United States market, and Aloe-based liqueur products are largely a new sub-category of products within the overall alcoholic beverage market. The Company's growth is dependent on the successful introduction of new products. New products bear a risk of not being able to penetrate into the market and require effort and investment in marketing to be able to obtain a place in the consumer's world. The Company has conducted limited consumer research of its products and due to capital constraints is unable to undertake or engage other entities to conduct market research for our products. Accordingly, beyond our limited success in the market to date, there is limited independent assurance that market demand exists for our products.

Risks Related to the Specialty Alcoholic Beverage and Spirits Industries.

Competition

We have many current and potential competitors, many of whom have considerably greater financial and other resources than we do. There are many new competitive entrants every year. Further, if our products are successful, others will enter the market, which may draw our customers away from us or preclude us from obtaining any additional customers. In particular, there are a number of established alcoholic beverage and spirits operators the U.S., that sell comparable products and at any time could enter the market with new competing products based on Aloe.

Our business is subject to many regulations and noncompliance is costly.

The production, marketing and sale of food products, including contents, labels and packaging, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial conditions and operations. Any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations.

We could be subject to product recalls, which could have a material adverse affect on our business.

We source ingredients from a variety of suppliers, and although we have procedures to maintain quality assurance, defective or contaminated ingredients in our products or defects in our product packaging may require us to institute a costly and potentially damaging product recall. Our general liability insurance does not cover the costs of product recalls.

Adverse publicity or claims that may be generated from bad or defective products may impact the ability to maintain our community and shareholder profile and image.

Recent incidents involving other product and service providers have indicated that the risks due to adverse publicity (as in the case of tainted products) or claims for improper packaging or labeling may impact the ability to maintain our community and shareholder profile and image. Thus, any illness or injury or rumor of illness or injury related to our products or employees may cause negative publicity that may have a material adverse effect on us and the value of our securities. Claims arising from injury could require significant attention and resources and divert management from efforts to operate and expand the business. Moreover, although currently unpredictable, negative publicity concerning other activities or incidents in connection with our operations or employees could have a material adverse impact on us and the value of our securities.

For a significant portion of our business we sell through and rely on distributors which we do not control and which we are dependent upon for performance. Their performance could affect our ability to efficiently and profitably distribute and market our products, to maintain our existing markets and to expand our business into other geographic markets.

Our ability to establish a market for our unique brands and products in new geographic distribution areas, as well as maintain and expand our existing markets, is in many cases dependent on our ability to establish and maintain successful relationships with reliable independent distributors strategically positioned to serve those areas. We do not control our distributors and poor distributor performance could affect our ability to efficiently and profitably distribute and market our products. Many of our larger distributors sell and distribute competing products, including other natural and organic food products, and our products may represent a small portion of their business. To the extent that our distributors are distracted from selling and supporting our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and profitability will be adversely affected, and we may be unable to maintain our existing markets and to expand our business into other geographic markets. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors, many of which are outside our control. Some of these factors include:

• the level of demand for our brands and products in a particular distribution area,
• our ability to price our products at levels competitive with those offered by competing products, and
• our ability to deliver products in the quantity and at the time ordered by distributors.

We may not be able to meet all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our distributors in that particular geographic area, thus limiting our ability to expand our market, which will likely adversely effect our revenues and financial results.

Because our customers and distributors are not required to place minimum orders with us, we need to carefully manage our inventory levels, and it is difficult to predict the timing and amount of our sales.

Our direct customers and distributors are not required to place minimum monthly or annual orders for our products. In order to reduce inventory costs, independent distributors endeavor to limit the inventories of our products which they hold at their warehouses and distribution centers. Accordingly, there is no assurance as to the timing or quantity of purchases by any of our direct customers or independent distributors or that any of our customers or distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. We cannot accurately predict the sales volumes of our customers or distributors.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

The food and beverage industry is subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation, those relating to building and zoning requirements and those relating to the preparation and sale of food. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards. We are subject to federal and state laws governing our relationships with employees (including the Fair Labor Standards Act of 1938, the Immigration Reform and Control Act of 1986 and applicable requirements concerning the minimum wage, overtime, family leave, working conditions, safety standards, immigration status, unemployment tax rates, workers' compensation rates and state and local payroll taxes) and federal and state laws which prohibit discrimination. As significant numbers of our associates are paid at rates related to the applicable minimum wage, further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing prices will depend on the responses of our competitors and customers.

In March 2010, the United States federal government enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded and imposes new and significant taxes on health insurers and health care benefits. The legislation imposes implementation effective dates that began in 2010 and extend through 2020, and many of the changes require additional guidance from government agencies or federal regulations. To date, we have not experienced material costs related to such legislation. However, due to the phased-in nature of the implementation and the lack of interpretive guidance, it is difficult to determine at this time what impact the health care reform legislation will have on our financial results. Possible adverse effects could include increased costs, exposure to expanded liability and requirements for us to revise the ways in which we provide healthcare and other benefits to our employees.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our shops if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Risks of Investing in a Private Company and of this Investment

We are largely dependent on the services of our founders.
Our management will be dependent, to a large degree, on the services of Kurt Charron, the company's founder. Loss of his services could have a material adverse effect on our business because a qualified replacement may be difficult or impossible to retain.

The Manager will control the Company.

We are a manager-managed limited liability company and terms of governance and management are set forth in out limited liability company agreement ("LLC Agreement"). Control of the Company will remain with our present Manager, Kurt Charron, subject only to rights of members as set forth in the LLC Agreement. Accordingly, no investors should purchase any of the securities offered hereby unless they are willing to entrust us with all decision-making. Further, there is nothing to preclude any officer or director from resigning at any time and withdrawing from active participation in the business.

We have made projections as to future performance that only reflect our best knowledge and those projections are based on assumptions and will not likely match actual performance.

Our projected financial information provided to prospective investors is limited to presenting, to the best of management's knowledge and belief, pro forma financial forecasts or projections. The forecasts and projections are based on management's judgments and are meant to provide potential investors with an estimation of our sales activities through direct retail and distribution accounts, and not to project our actual anticipated results during any particular time frame. In particular, the projections do not take into account larger shipments to new customers at various points throughout the year. Our actual results will vary from the projections, and such variations may be material.

We must control our costs and product supply to be profitable.

It is critical to our success that we develop a rapid and reliable supply of raw materials, packaging and products in order to achieve the product cost expectations and financial projections as set forth in these materials. Although we believe that we can source all our product needs from a variety of suppliers, brokers and growers, there can be no assurance, at this time, that production costs we have assumed will allow the margins to fall within our forecasted range.

We maintain limited liability insurance coverage.

Although we carry general liability insurance of $2,000,000 in product liability insurance, such insurance may not be sufficient to cover any potential liability. Our insurance does not cover the primary cost of product recalls. If our insurance is insufficient to pay for claims or recalls, and we are held liable, we could be liable for a large sum of money in excess of our liability coverage. If we cannot pay the judgment and become insolvent, or do not have the funds to defend a lawsuit, we could be forced to stop doing business.

We face a number of uninsured risks, any one of which could harm our business.
The Company will maintain limited business interruption insurance. We may not maintain insurance against all losses we suffer or liabilities we incur because of our operations. This could be because insurance is unavailable, we do not have the financial resources to acquire the insurance, or because we have elected not to purchase insurance. If we suffer a loss that is not covered by insurance or that exceeds the amount of our insurance coverage, we may be forced to cease operations.

We will need to hire and train additional key personnel and failure to find and hire such personnel could constrain our growth.

As the Company grows it will need additional personnel. Our success will depend, in part, upon our ability to attract and retain qualified employees. If we are unable to engage and retain the necessary personnel, our business would be materially and adversely affected.

We maintain broad discretion with respect to the use of the offering proceeds.

We maintain broad discretion with respect to the use of proceeds from this Offering. As such the Manager may amend the use of the proceeds without your approval. Moreover, the net proceeds from this Offering are allocated for product support, inventory and for working capital, the expenditure of which will be at the discretion of the Board of Directors.

We will have the right to issue additional shares which would dilute the interests of existing shareholders.

We have the power to issue more shares without shareholder approval. We may in the future attempt to issue more shares to raise funds. To the extent we raise additional capital by issuing equity or securities convertible into equity, ownership dilution to our shareholders will result and this dilution may be severe.

We have agreed to provide indemnification of officers and directors.

Our Limited Liability Company Agreement and organizational materials provide that we may indemnify the Manager, any director, officer, agent and/or employee for liabilities as are specified by law. We have entered into and intend in the future to enter into indemnification agreements with the Manager and each of our officers and directors. Further, we may purchase and maintain insurance on behalf of any of them whether or not we have the power to indemnify such person against the liability insured against. This could result in substantial expenditures by us and prevent us from recovering from our officers, directors, agents and employees for losses incurred by us as a result of their actions.

State corporate statutes and certain provisions of the Limited Liability Company Agreement and organizational materials under certain circumstances provide for indemnification of the Company's officers, directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided is contained herein, but this description is qualified in its entirety by reference to the Company's Limited Liability Company Agreement and to the statutory provisions.

In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Manager, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action.

In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of shareholders or directors. The statutory provision cited above also grants the power to the Company to purchase and maintain insurance which protects its officers and directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company.

Our licensed trademarks may not provide adequate protection.

We have applied for and/or completed registration of the name Chareau and logo in multiple classes as registered trademarks in the USA. There is no assurance, however, that third parties may not infringe on the licensed trademark if we are able to obtain one. In order to protect their licensed trademark rights, we may have to file lawsuits and obtain injunctions. If that occurs, we will have to spend large sums of money for attorney's fees in order to obtain the injunctions. Even if injunctions are obtained, there is no assurance that those infringing on the licensed trademarks will comply with the injunctions. Further, we may not have adequate funds available to prosecute actions to protect or to defend the trademarks, in which case those infringing on our licensed trademarks, if any, could continue to do so in the future.
We do not anticipate paying dividends and unit holders will not earn current returns.

We do not anticipate paying dividends on our equity securities in the foreseeable future. Future dividends will depend on our earnings and our financial requirements. If you believe you will have a need for immediate income from the Company's equity securities, you should not purchase our securities.

You are buying restricted securities.

You are buying a restricted security as that term is defined in Rule 144 of the Securities Act of 1933. As such you may not transfer the Shares for a period of one year and thereafter you may only transfer the shares in compliance with Rule 144.

FOR ALL OF THE AFORESAID REASONS AND OTHERS SET FORTH HEREIN, THE PURCHASE OF THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE SHARES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS MEMORANDUM. THE SHARES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO ABSORB A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY AND HAVE NO NEED FOR A RETURN ON THEIR INVESTMENT.

Risks Related to the Sale of Securities

If you sell your units you will lose the benefit of future appreciation. The risks previously enumerated pertain to the value of our securities and the risks of retaining those securities. Any holders of our equity securities who sell their securities will receive cash and lose the opportunity for future appreciation of the units or options sold.

The valuation of our business going forward is highly uncertain.

While you must consider our business and prospects in light of the aforementioned risks and difficulties we encounter in our markets, you should also consider the upside and downside opportunities that exist in holding our units. In the food and alcoholic beverage and spirits industry, recent transactions have been completed for sales prices that imply both higher and lower business and securities valuations than reflected in the price offered. Market valuations also vary greatly depending on the overall market environment, target companies' size, product differentiation, revenue growth, profitability and numerous other factors. Additionally, the valuation contemplated herein is for a minority investment and not an outright sale of the Company. An outright sale could potentially yield a higher valuation than a minority investment due to the premium placed on transfer of control. We have not undertaken a comprehensive market evaluation to find the best valuation in a fulsome control or liquidity event (e.g. outright sale or initial public offering). It is difficult to predict with any assurance the future appreciation or depreciation in our equity value. The rapidly evolving nature of the markets in which we sell our products and services, as well as other factors that are beyond our control, reduce our ability to accurately evaluate our future prospects or performance.

FORWARD-LOOKING STATEMENTS

Some of the statements in the materials provided to subscribers and purchasers are forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may and likely will differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

OWNERSHIP AND CAPITAL STRUCTURE

DESCRIPTION OF ISSUER'S SECURITIES

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	1,900,000	1,430,000	YES

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Options:	

OWNERSHIP

The owners of 20% or more of the Company's outstanding voting equity securities are listed along with the amount they own:

Name	Percentage Owned
Kurt Charron	42.86%
Aimee Garcia	23.14%

EXEMPT OFFERINGS FROM THE PAST 3 YEARS

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2016	Regulation D, Rule 506(b)	Priced Round	$175,000	General operations
4/2017	Regulation Crowdfunding	Convertible Note	$390,782	General operations
12/2017	Regulation D, Rule 506(c)	Convertible Note	$425,000	General operations

INDEBTEDNESS

Loan

Issue date	09/30/16
Amount	$100,000.00
Interest rate	7.99% per annum
Maturity date	10/01/26
Current with payments	Yes

Convertible Note

Issue date   12/15/17

Amount $425,000.00

Interest rate   6.0% per annum

Discount rate   20.0%

Valuation cap $5,000,000.00

Maturity date   03/31/19

Convertible Note

Issue date   04/30/17

Amount $390,782.00

Interest rate   6.0% per annum

Discount rate   20.0%

Valuation cap $5,000,000.00

Maturity date   03/31/19

1) As of December 31, 2017, the Company has an additional $41,000.00 in loans made by Kurt Charron that accrue interest at 0% annually and mature in 2018.

2) As of December 31, 207, the Company has an additional $25,000 in loans made by Aimee Garcia that accrue interest at 5% annually and mature in 2018.

RELATED PERSONS TRANSACTIONS

Name   Kurt Charron

Amount Invested $56,000.00

Transaction type   Loan

Issue date   02/15/17

Outstanding principal plus interest $41,000.00 as of 12/31/17

Interest rate	0.0% per annum
Maturity date	12/31/18
Outstanding	Yes
Current with payments	Yes
Relationship	Founder/President
Name	Aimee Garcia
Amount Invested	$25,000.00
Transaction type	Loan
Issue date	11/09/17
Outstanding principal plus interest	$25,000.00 as of 12/31/17
Interest rate	5.0% per annum
Maturity date	12/31/18
Outstanding	Yes
Current with payments	Yes
Relationship	Investor/Member

Payments will initiate once the company reaches profitability

FINANCIAL INFORMATION

Refer to Appendix C, Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We've crafted the world's first alcoholic spirit from the increasingly popular aloe vera plant. Chareau is a light, refreshing liqueur versatile enough to be mixed in almost any cocktail and smooth enough to be sipped on the rocks. Our aloe spirit is unique—with half the amount of sugar and calories as similar liqueurs—and crafted from farm-fresh ingredients you can actually pronounce. That quality is why we're already in over 2500 bars and restaurants in 30 states.

As more and more bars are embracing high-quality ingredients and craft cocktails, Chareau aspires to be one of the few bar staples actually produced here in the USA. Our unique combination of Cucumber, Mint, and Muskmelon with fresh Aloe has already found a place in the best bars, restaurants, and hotels in the country.

Milestones

Charron Favreau LLC was incorporated in the State of California in August 2011.

Since then, we have achieved:

· $415,763 in 2017 Revenue

· Double Gold Medal SF World Spirits Competition

. Expanded distribution to 25 states across the U.S.

. Received distribution in our first chain grocery stores – Whole Foods and Pavilions

Historical Results of Operations

· *Revenues.* For the period ended December 31, 2017, the Company had revenues of $415,763 compared to the year ended December 31, 2016, when the Company had revenues of $282,237.

· *Assets.* As of December 31, 2017, the Company had total assets of $587,181, including -$28,707 in cash. As of December 31, 2016, the Company had $308,323 in total assets, including -$3434 in cash.

· *Net Loss.* The Company has had net losses of $697,798 and net losses of $207,479 for the fiscal years ended December 31, 2017 and December 31, 2016, respectively.

· *Liabilities.* The Company's liabilities totaled $1,242,398 for the fiscal year ended December 31, 2017 and $285,054 for the fiscal year ended December 31, 2016.

Liquidity & Capital Resources

As of December 31, 2017, the company has been financed with $590,000 in equity and $990,782 in convertibles.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

The annual report may be found on the issuer's website at: http://www.chareau.us/invest

APPENDICES

- Appendix A: Business Description & Plan
- Appendix B: Director & Officer Work History
- Appendix C: Financial Statements

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4a of the Securities Act of 1933 and Regulation Crowdfunding (227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Kurt Charron

Signature

Kurt Charron

Name

President

Title

02/10/2019

Date